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                            July 6, 2023

       Chris Lowthert
       Chief Financial Officer
       Starwood Real Estate Income Trust, Inc.
       2340 Collins Avenue
       Miami Beach, FL 33139

                                                        Re: Starwood Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed March 17,
2023
                                                            File No. 000-56046

       Dear Chris Lowthert:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Note 2. Summary of Significant Accounting Policies
       Fair Value Measurements, page 112

   1. We note that following the initial measurement of loans secured by real estate, the
                                                        Company will determine
fair value by utilizing or reviewing market yield data, discounted cash flow modeling,
collateral asset performance, local or macro real estate performance, capital market
conditions, debt yield or loan-to-value ratios, and borrower financial condition and
performance. Given this policy, please tell us why the level 3 investments in real estate debt
have been valued at cost, as adjusted for changes in foreign currency.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact William
Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429
 Chris Lowthert
Starwood Real Estate Income Trust, Inc.
July 6, 2023
Page 2

if you have any questions.



                                                       Sincerely,
FirstName LastNameChris Lowthert
                                                     Division of Corporation
Finance
Comapany NameStarwood Real Estate Income Trust, Inc.
                                                     Office of Real Estate &
Construction
July 6, 2023 Page 2
cc:       Matthew Guttin
FirstName LastName